

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

March 19, 2025

VIA EDGAR

Michael K. Renetzky
Troutman Pepper Locke LLP
111 South Wacker Drive, Suite 4100
Chicago, IL 60606

Re: <u>Pekin Hardy Strauss, Inc.; File No. 803-00280</u>

Dear Mr. Renetzky:

By Form APP-WD filed with the Securities and Exchange Commission on March 7, 2025, you requested the above-captioned application, filed on March 5, 2025, be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas Ahmadifar

Branch Chief
Chief Counsel's Office

cc: Kieran Brown, Esq.
       Thomas V. Bohac, Esq., Troutman Pepper Locke LLP
       Joshua Stauss, Pekin Hardy Strauss, Inc.